Exhibit 99.1

Unaudited Financial Information as of and for the Six Months Ended June 30, 2018

In compliance with Nasdaq Stock Market Rule 5250(c)(2), Bioblast Pharma Ltd. (the “Company”) hereby furnishes its unaudited consolidated statement of operations for the six months ended June 30, 2018 and its unaudited consolidated balance sheet as of June 30, 2018.

Consolidated Statement of Operations

(U.S. dollars in thousands, except share and per share amounts)

CONSOLIDATED STATEMENT OF OPERATIONS
U.S. dollars

	Six Months Ended
	June 30	June 30
	2018	2017
	(Unaudited)	(Unaudited)

Research and development	$159	$1,982
Pre-commercialization	-	471
General and administrative	1,525	1,838
Total operating expenses	1,684	4,291

Loss from operations	(1,684)	(4,291)

Financial income, net	7	29

Loss before taxes on income	(1,677)	(4,262)

Taxes on income	17	43

Net loss	$(1,694)	$(4,305)

Net loss attributable to Ordinary shareholders	$(1,694)	$(4,305)

Net loss per share attributable to Ordinary shareholders - basic and diluted	$(0.50)	$(1.31)

Weighted average number of Ordinary shares outstanding - basic and diluted	3,356,523	3,284,489

Bioblast Pharma Ltd.

Consolidated Balance Sheet

(U.S. dollars in thousands, except share amounts)

CONSOLIDATED BALANCE SHEET
U.S. dollars

	June 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,674	$3,526
Short-term bank deposits	-	-
Receivables and prepaid expenses	30	96
Property and equipment, net	-	-
Total current assets	1,704	3,622

LONG-TERM ASSETS:	-	-

TOTAL ASSETS	$1,704	$3,622

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$13	$19
Other accounts payable	131	441
Total current liabilities	144	460

LONG-TERM LIABILITIES	-	-

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value - 10,000,000 shares authorized at June 30, 2018 and December 31, 2017; Issued and outstanding shares 3,359,109 at June 30, 2018 and 3,342,393 at December 31, 2017	46	45
Additional paid-in capital	48,962	48,871
Accumulated deficit	(47,448)	(45,754)
Total stockholders' equity	1,560	3,162
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,704	$3,622